                                                                 INVESTMENT U-1
                                                                 --------------
    As filed with the Securities and Exchange Commission on January 4, 2001

                                                            File No. 1.070-09691


                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                        ________________________________
                                 AMENDMENT NO. 1
                                       TO
                        FORM U-1 APPLICATION-DECLARATION
                                      UNDER
                 THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
                        _________________________________

                               Exelon Corporation
               (and Subsidiaries Listed on Signature Page Hereto)
                            10 South Dearborn Street
                                   37/th/ Floor
                                Chicago, IL 60603
   (Name of company filing this statement and address of principal executive offices)
________________________________________________________________________________

                  John W. Rowe                     Corbin A. McNeill, Jr.
           Co-Chief Executive Officer           Co-Chief Executive Officer
               Exelon Corporation                  Exelon Corporation
            10 South Dearborn Street               2301 Market Street
                   37/th/ Floor                       P.O. Box 8699
               Chicago, IL 60603                   Philadelphia, PA 19101
                        _________________________________

      The Commission is requested to send copies of all notices, orders and communications in connection with this Application-Declaration to:

                               Randall E. Mehrberg
                    Senior Vice President and General Counsel
                               Exelon Corporation
                            10 South Dearborn Street
                                   37th Floor
                                Chicago, IL 60603


        William J. Harmon                           Kevin P. Gallen
        Jones, Day, Reavis & Pogue                  Morgan, Lewis & Bockius LLP
        77 West Wacker                              1800 M Street, N.W.
        Suite 3500                                  Washington, DC 20036-5869
        Chicago, IL 60601

                                Table of Contents

Item 1.   Description of the Proposed Transaction............................................    1

        A.     Introduction and General Request..............................................    1

               1.     Introduction...........................................................    1

               2.     Description of the Parties to the Transaction..........................    1

               3.     General Request........................................................    2

               4.     Specific Approvals Sought..............................................    3

        B.     Investment in Non-Utility Subsidiaries........................................    4

               1.     Development Activities.................................................    4

               2.     Activities Related to Exempt Subsidiaries and Rule 58 Subsidiaries.....    5

        C.     Acquisition of Non-Exempt Subsidiaries........................................    6

               1.     Intermediate Subsidiaries..............................................    6

               2.     Financing Subsidiaries.................................................    7

               3.     Commission Approved Entities...........................................    7

               4.     Descriptions of Intermediate Subsidiaries, Financing Subsidiaries and
                      Commission Approved Entities...........................................    7

                      (a)    Intermediate Subsidiaries.......................................    7

                      (b)    Financing Subsidiaries..........................................    8

                      (c)    Commission Approved Entities....................................    9

        D.     Sale Of Certain Goods And Services Outside The United States.................    11

        E.     Approval For Subsidiary Reorganizations......................................    14

        F.     Other Matters................................................................    15

Item 2.   Fees, Commissions and Expenses....................................................    16

Item 3.   Applicable Statutory Provisions...................................................    17

Item 4.   Regulatory Approvals..............................................................    17

Item 5.   Procedure.........................................................................    18

Item 6.   Exhibits and Financial Statements.................................................   18

        A.     Exhibits.....................................................................   18

        B.     Financial Statements.........................................................   20

Item 7.   Information as to Environmental Effects...........................................   20

          The Form U-1 Application/Declaration filed June 9, 2000 in this file number 70-9691 is hereby amended in its entirety as follows:

Item 1. Description of the Proposed Transaction

     A.   Introduction and General Request

          1.   Introduction

          Exelon Corporation, a Pennsylvania Corporation ("Exelon"), filed an Application-Declaration on Form U-1 (File No.70-09645) (the "Merger U-1") on March 16, 2000 with the Securities and Exchange Commission (the "Commission") under Section 9(a)(2) and Section 10 of the Public Utility Holding Company Act of 1935, as amended (the "Act"), seeking approvals relating to the proposed acquisition by Exelon of all the common stock of Commonwealth Edison Company ("ComEd"), an electric utility company, and formerly a subsidiary of Unicom Corporation ("Unicom"); of PECO Energy Company ("PECO"), an electric and gas utility company; of Exelon Generation Company ("Genco"), to which the generating assets of ComEd and PECO will be transferred, each of which will be an electric utility company; and, indirectly of the public utility subsidiaries of ComEd and PECO. The Merger (as defined in the Merger U-1) was completed October 20, 2000, subsequent to the Commission issuing its order approving the Merger on October 19, 2000 (HCAR No. 35-27256; 70-9645). Exelon filed its notice of intent to register as a holding company under the Act on October 20, 2000. The transactions contemplated in the Merger U-1 are referred to therein as the Merger and the Reorganization and those terms are used herein with the same meanings. Exelon and certain Subsidiaries have also filed an Application-Declaration on Form U-1 seeking authorization for certain financing activities (the "Financing U-1) and the Commission entered its order in that matter on November 2, 2000 (HCAR No. 35-27266; 70-9693) as supplemented on December 8, 2000 (HCAR No. 35-27296.

          Each of the entities that will be directly or indirectly owned subsidiaries of Exelon upon consummation of the acquisition described in the Merger U-1 is referred to herein individually as a "Subsidiary" and collectively as "Subsidiaries."

          For purposes of this Application-Declaration, the terms "Subsidiary" and "Subsidiaries" shall also include other direct or indirect subsidiaries that Exelon may form or acquire after the Merger with the approval of the Commission, pursuant to the Rule 58 exemption or pursuant to Sections 32, 33 or 34 of the Act. Exelon and the Subsidiaries are sometimes hereinafter collectively referred to as the "Exelon System" or as the "Applicants."

          2.   Description of the Parties to the Transaction

     Following the consummation of the Merger and the Restructurings, Exelon will have three principal operating public utility company subsidiaries (the "Utility Subsidiaries")/1/:

________________________________

/1/ For purposes of this filing, "Utility Subsidiaries" also includes Commonwealth Edison Company of Indiana, PECO Energy Power Company, Susquehanna Power Company and Susquehanna Electric Company.

     . PECO, a public utility company engaged (i) in the transmission, distribution and sale of electricity and (ii) in the purchase and sale of natural gas in Pennsylvania;

     . ComEd, a public utility company engaged in the transmission, distribution and sale of electricity in Illinois;

     . Genco, a public utility company engaged in the generation and sale of electricity in Pennsylvania, Illinois and elsewhere./2/

     In addition, Exelon will have the following other principal
     Subsidiaries:/3/

     . Exelon Business Services Company ("Exelon Services"), the service company for the Exelon System;

     . Exelon Ventures Company ("Ventures"), a non-utility company and a first tier Subsidiary of Exelon which will have as wholly-owned subsidiaries, Genco and Exelon Enterprises Company ("Enterprises");/4/ and

     . Enterprises, the principal Subsidiary through which Exelon will conduct its non-utility businesses. Enterprises will have as subsidiaries many of the existing non-utility subsidiaries of Unicom and PECO.

          A list of the entities expected to be Exelon's other Subsidiaries following the Merger is set forth in the Merger U-1 and the exhibits thereto. All of Exelon's direct and indirect Subsidiaries, other than the Utility Subsidiaries, are herein called the "Non-Utility Subsidiaries."

          The existing exempt wholesale generator ("EWG") business of PECO -- AmerGen Energy Company, L.L.C. ("AmerGen") -- will become a Subsidiary of Genco and future EWG investments will be made through Genco or its Subsidiaries.

          3.   General Request

          . This Application/Declaration seeks the authorization for the following general matters, all more specifically described below: make future investments in EWGs, foreign utility companies ("FUCOs") or exempt telecommunications companies ("ETCs") (collectively, "Exempt Subsidiaries"), "energy-related

________________________________

/2/ See the Merger U-1 regarding the corporate structure of Genco and the authority requested for certain interim operations regarding generating activities pending the completion of the Restructurings.

/3/ In the Merger U-1, Exelon seeks authority to create Exelon Energy Delivery Company which would own the common stock of ComEd and PECO.

/4/ As described in the Merger U-1, Ventures is necessary to achieve the desired corporate reorganization of the Unicom Non-Utility Subsidiaries and the PECO Non-Utility Subsidiaries without incurring substantial income tax liability.

             companies" within the meaning of Rule 58 ("Rule 58 Subsidiaries"), and certain other types of Non-Utility Subsidiaries;

          . consolidate the direct and indirect ownership interests in certain existing non-utility businesses and former subsidiaries of Unicom (now subsidiaries of Exelon) and PECO under Ventures or Enterprises; and

          . organize and acquire the securities of one or more additional subsidiaries to act as a holding company for non-utility investments if, in Exelon's judgment, there are organizational, functional, tax or other benefits to be derived in separating non-utility businesses at the first-tier level. Accordingly, unless otherwise indicated, references in this Application or Declaration to Ventures shall mean Ventures and such other first-tier subsidiaries as Exelon may choose to organize to serve a similar purpose.

          4.   Specific Approvals Sought.

          Exelon and its Subsidiaries request authority for each of the following transactions for the period ending June 30, 2004 (the "Authorization Period"):

          . Ventures, Enterprises, Genco and, prior to the Restructurings, PECO request authority to engage in preliminary development activities ("Development Activities") relating to potential investments in EWGs, FUCOs, ETCs, Rule 58 Subsidiaries and other types of non-utility business activities hereinafter described and administrative and management activities ("Administrative Activities") associated with such investments and businesses;

          . Exelon, Ventures, Enterprises, Genco and, prior to the Restructurings, PECO request approval to the extent required to acquire the securities of one or more Intermediate Subsidiaries, Financing Subsidiaries and Commission Approved Entities, as defined and more fully described below (collectively, "Non-Exempt Subsidiaries");/5/

          . To the extent not exempt under the Act and rules thereunder, Exelon, Ventures, Enterprises, Genco. and, prior to the Restructurings, PECO and their respective Subsidiaries each request authorization (i) to transfer, by sale, distribution, or otherwise, investments in the securities or assets of some or all of the existing non-utility businesses formerly held by Unicom (which were transferred

________________________________

/5/ The Commission has recognized on several occasions that the authority to acquire exempt subsidiaries such as EWGs, FUCOs, ETCs or Rule 58 Subsidiaries includes the authority to acquire related intermediate holding companies and/or subsidiaries of such exempt companies even if those related companies do not themselves have the status of an exempt company. See, e.g., Energy East Corp., Holding Co. Act Release No. 35-27228 (September 12, 2000) and Interstate Energy Corporation, Holding Co. Act Release No. 35-27069 (August 26, 1999); Entergy Corporation, 1995 SEC No-Act LEXIS 901 (Oct. 24, 1995); Entergy Power Development, 1994 WL 731386 (S.E.C.) (Dec. 7, 1994).

             to Exelon in the Merger), Unicom Enterprises (to which Enterprises will be the successor after the Restructuring) and of PECO, or any direct or indirect subsidiary of any of them, and any existing or future Non-Exempt Subsidiary and (ii) to contribute such securities or assets so acquired to other existing or newly created Subsidiaries of Exelon, Ventures, Enterprises or Genco;

          . Genco requests authority to expend directly or through its Subsidiaries up to $500 million to construct or acquire facilities, equipment and other property ("Energy Assets") that are incidental and related to its business as an electricity and energy commodities marketer and broker, or to acquire the securities of one or more existing or new companies substantially all of whose physical properties consist or will consist of Energy Assets, provided that the acquisition and ownership of such Energy Assets would not cause any Subsidiary of Genco to be or become an "electric utility company" or "gas utility company," as defined in Sections 2(a)(3) and 2(a)(4) of the Act; and

          . To the extent not exempt under the Act and rules thereunder, Exelon, Ventures, Enterprises, Genco, PECO, ComEd and each current and future Rule 58 Subsidiary and Non-Exempt Subsidiary request authority to contribute, sell, distribute, assign or otherwise transfer, and to acquire, existing assets or securities or interests in other businesses of such companies to each other in connection with any future internal reorganizations.

     B.   Investment in Non-Utility Subsidiaries

          1.   Development Activities.

          In connection with existing and future non-utility businesses, Ventures, Enterprises, Genco and, prior to the Restructurings, PECO will engage in preliminary development activities ("Development Activities") and administrative and management activities ("Administrative Activities") associated with such investments./6/ In addition, through the other specific approvals sought herein, Ventures, Enterprises, Genco and, prior to the Restructurings, PECO each seek to maximize its flexibility in forming new companies in order to facilitate future acquisitions and financings/7/, to simplify the overall management and coordination of the operations of such companies, and to insulate the Utility Subsidiaries from risks and liabilities that may be associated with Exempt Subsidiaries, Rule 58 Subsidiaries and other Non-Utility Subsidiaries of the Exelon System. In the future, it is contemplated that Enterprises will be the vehicle through which Exelon would acquire and hold all or substantially all of its investments in Rule 58 Subsidiaries and the other Non-Exempt Subsidiaries described below. As noted, it is

________________________________

/6/ Subsidiaries of Ventures, Enterprises or Genco which are Intermediate Subsidiaries may also engage in Development Activities and Administrative Activities.

/7/ To the extent not exempt under Rule 52, Exelon seeks authorization in the Financing U-1 to engage in financing activities for its non-utility businesses, including investments in EWGs and FUCOs. An analysis of the impact of Rules 53 and 54 on such financing request is included in the Financing U-1.

contemplated that Genco will be the vehicle through which Exelon will acquire additional Exempt Subsidiaries (other than ETCs, which are expected to be held by Ventures or Enterprises)./8/

          Development Activities will be limited to due diligence and design review; market studies; preliminary engineering; site inspection; preparation of bid proposals, including, in connection therewith, posting of bid bonds; application for required permits and/or regulatory approvals; acquisition of site options and options on other necessary rights; negotiation and execution of contractual commitments with owners of existing facilities, equipment vendors, construction firms, power purchasers, thermal "hosts," fuel suppliers and other project contractors; negotiation of financing commitments with lenders and other third-party investors; and such other preliminary activities as may be required in connection with the purchase, acquisition or construction of facilities or the securities of other companies. Ventures proposes to expend directly or through Subsidiaries up to $500 million in the aggregate outstanding at any time during the Authorization Period on all such Development Activities./9/ Administrative Activities will include ongoing personnel, accounting, engineering, legal, financial, and other support activities necessary to manage Development Activities and investments in subsidiaries.

          2.   Activities Related to Exempt Subsidiaries and Rule 58
               Subsidiaries

          In the future, Exelon would make additional investments in Ventures, Enterprises or Genco pursuant to Rules 52 and 45(b) in the form of purchases of common stock and other securities, capital contributions, loans or open account advances, or any combination of the foregoing. Exelon would utilize the proceeds of financings authorized under the Financing Order or in a separate proceeding, as well as internal sources of cash, in order to make additional investments in Ventures, Enterprises or in Genco, so that those companies may make additional investments, also pursuant to Rules 52 and 45(b), in Exempt Subsidiaries./10/

          In addition, Exelon may from time to time provide guarantees and other forms of credit support on behalf of Ventures, Enterprises, Genco and any of their direct and indirect Subsidiaries, subject to the limitation set forth in the Financing Order. Further, the aggregate amount of the proceeds of securities and guarantees issued by Exelon for the purpose of funding any direct or indirect investment in an EWG or FUCO would not, when added to Exelon's


________________________________

/8/ No decision has been made as to whether any future FUCO would be a Subsidiary of Genco, Ventures, Enterprises or in a separate foreign utility holding company of Exelon.

/9/ Amounts expended in the development of projects leading to an investment in an Exempt Subsidiary will not count against the limitation on expenditures for Development Activities. Amounts will be restored to the authorized Development Activities amount when a Subsidiary for which such amounts were expended becomes an Exempt Subsidiary.

/10/ In the Financing Order, Exelon obtained approval on behalf of Genco for such investments in Genco to the extent Genco is merely a conduit for an investment in an Exempt Subsidiary.

"aggregate investment" (as defined in Rule 53(a)(1)) in all such companies, exceed the Rule 53 limitation then in effect for Exelon./11/

          Direct or indirect investments by Exelon in Rule 58 Subsidiaries would be subject to the limitations of Rule 58./12/

          It is also contemplated that Ventures, Enterprises, Rule 58 Subsidiaries and Non-Exempt Subsidiaries will, in turn, issue securities from time to time pursuant to the exemption provided under Rule 52 to investors other than Exelon for the purpose of financing their respective operations, including future acquisitions of Exempt Subsidiaries, Rule 58 Subsidiaries, and other Non-Exempt Subsidiaries. Genco will issue securities pursuant to the authority granted pursuant to the Financing Order for these purposes. In this regard, one of the goals in consolidating all or substantially all of Exelon's existing and future investments in non-utility businesses under all Ventures is that it may ultimately enhance the ability of Non-Utility Subsidiaries to access external capital markets without the need for credit support from Exelon.

     C.   Acquisition of Non-Exempt Subsidiaries

          In addition to acquiring and holding the securities of Exempt Subsidiaries in transactions that are exempt pursuant to Section 32, 33, or 34, as applicable, or Rule 58 Subsidiaries, in transactions intended to be exempt pursuant to Rule 58, Exelon, Ventures, Enterprises, Genco and, prior to the Restructurings, PECO each request authority through the Authorization Period to organize and acquire, directly or indirectly, the equity securities of one or more Non-Exempt Subsidiaries falling into any one of the following categories:

          1.   Intermediate Subsidiaries

          Intermediate Subsidiaries will be organized exclusively for the purpose of acquiring and holding the securities of other direct or indirect Non-Utility Subsidiaries of Ventures, Enterprises, Genco or, prior to the Restructurings, PECO, provided that Intermediate Subsidiaries may also engage in Development Activities and Administrative Activities.


________________________________

/11/ As fully described in the Financing U-1, because Exelon will not meet the requirement of Rule 53(a) regarding its aggregate investment in EWGs and FUCOs being not more than 50% of its consolidated retained earnings, Exelon is permitted by the Financing Order to engage in financing for EWGs and FUCOs so long as its aggregate investment does not exceed the "Modified Rule 53 Test" amount described in the Financing Order as that amount may be modified by any supplemental order thereto.

/12/ These investments are described in Exhibits I-1 and I-2 of the Merger U-1. In the Merger Order, the Commission approved Exelon's request that its Rule 58 investments in place as of the Merger and so approved in the Merger Order will not count against Exelon's Rule 58 limitation.

          2.   Financing Subsidiaries

          Financing Subsidiaries will be organized exclusively for the purpose of issuing securities to investors other than Exelon in order to finance, in whole or in part, Exelon's direct or indirect acquisitions of Exempt Subsidiaries, Rule 58 Subsidiaries and any Non-Exempt Subsidiary in which Exelon has authority to invest from the Commission pursuant to this proceeding or other approval. The necessary approvals for the Financing Subsidiaries' financing activities was obtained in the Financing Order.

          3.   Commission Approved Entities

          Commission Approved Entities will be newly organized or acquired entities which engage in a business the Exelon System is authorized to invest in pursuant to this Application-Declaration or another Commission proceeding.

          4. Descriptions of Intermediate Subsidiaries, Financing Subsidiaries and Commission Approved Entities.

          (a)  Intermediate Subsidiaries.

          Exelon, Ventures, Enterprises, Genco and, prior to the Restructurings, PECO each propose to acquire directly or indirectly the securities of one or more corporations, trusts, partnerships, limited liability companies or other entities ("Intermediate Subsidiaries") which would be organized exclusively for the purpose of acquiring, holding and/or financing the acquisition of the securities of or other interest in one or more Exempt Subsidiaries, Rule 58 Subsidiaries, or other Non-Exempt Subsidiaries, provided that Intermediate Subsidiaries may also engage in Development Activities and Administrative Activities relating to such subsidiaries. To the extent such transactions are not exempt from the Act or otherwise authorized or permitted by rule, regulation or order of the Commission issued thereunder, Exelon requests authority for Intermediate Subsidiaries to engage in the activities described herein.

          There are several legal and business reasons for the use of limited purpose subsidiaries such as the Intermediate Subsidiaries in connection with making investments in Exempt Subsidiaries, Rule 58 Subsidiaries and other Non-Exempt Subsidiaries. For example, the formation and acquisition of limited purpose subsidiaries is often necessary or desirable to facilitate financing the acquisition and ownership of a FUCO, an EWG or another non-utility enterprise. Furthermore, the laws of some foreign countries may require that the bidder in a privatization program be organized in that country. In such cases, it would be necessary to form a foreign Subsidiary as the entity (or participant in the entity) that submits the bid or other proposal. In addition, the interposition of one or more Intermediate Subsidiaries may allow Exelon to defer the repatriation of foreign source income, or to take full advantage of favorable tax treaties among foreign countries, or otherwise to secure favorable U.S. income tax treatment that would not otherwise be available. Intermediate Subsidiaries would also serve to isolate business risks, facilitate subsequent adjustments to, or sales of, ownership interests by or among the members of the ownership group, or to raise debt or equity capital in domestic or foreign markets.

          An Intermediate Subsidiary may be organized, among other things: (1) in order to facilitate the making of bids or proposals to develop or acquire an interest in any EWG, FUCO, ETC, or other non-utility company which, upon acquisition, would qualify as a Rule 58 Subsidiary or other Non-Exempt Subsidiary; (2) after the award of such a bid proposal, in order to facilitate closing on the purchase or financing of such acquired company; (3) at any time subsequent to the consummation of an acquisition of an interest in any such company in order, among other things, to effect an adjustment in the respective ownership interests in such business held by the Exelon System and non-affiliated investors; (4) to facilitate the sale of ownership interests in one or more acquired Non-Utility Subsidiaries; (5) to comply with applicable laws of foreign jurisdictions limiting or otherwise relating to the ownership of domestic companies by foreign nationals; (6) as a part of tax planning in order to limit Exelon's exposure to U.S. and foreign taxes; (7) to further insulate Exelon and the Utility Subsidiaries from operational or other business risks that may be associated with investments in non-utility companies; or (8) for other lawful business purposes.

          Investments in Intermediate Subsidiaries may take the form of any combination of the following: (1) purchases of capital shares, partnership interests, member interests in limited liability companies, trust certificates or other forms of voting or non-voting equity interests; (2) capital contributions; (3) open account advances without interest; (4) loans; and (5) guarantees issued, provided or arranged in respect of the securities or other obligations of any Intermediate Subsidiaries. Funds for any direct or indirect investment in any Intermediate Subsidiary will be derived from (1) borrowings, sales of common stock and guarantees authorized under the Financing Order; (2) any appropriate future debt or equity securities issuance authorization obtained by Exelon from the Commission; and (3) other available cash resources, including proceeds of securities sales by Non-Utility Subsidiaries pursuant to Rule 52. To the extent that Exelon provides funds directly or indirectly to an Intermediate Subsidiary which are used for the purpose of making an investment in any EWG or FUCO or a Rule 58 Subsidiary, the amount of such funds will be included in Exelon's "aggregate investment" in such entities, as calculated in accordance with Rule 53 or Rule 58, as applicable.

          Intermediate Subsidiaries have been approved by the Commission in a number of instances./13/

          (b)  Financing Subsidiaries.

          Exelon, Ventures, Enterprises, Genco, ComEd and PECO each propose to acquire directly or indirectly the securities of one or more corporations, trusts, partnerships, limited liability companies or other entities ("Financing Subsidiaries") created specifically for the purpose of facilitating the financing of Exelon's and its Subsidiaries' authorized and exempt activities (including exempt and authorized acquisitions) through the issuance of long-term debt or equity securities to third parties and the transfer of the proceeds of such financings to Exelon or any of its Subsidiaries. To the extent authorized by the Commission pursuant to the Financing Order or otherwise, Exelon, Ventures, Enterprises, Genco, ComEd or PECO may, if required,

________________________________

/13/ See Cinergy Corp., Holding Co. Act Rel. No. 35-27124 (Jan. 11, 2000); Ameren Corporation, Holding Co. Act Rel. No. 35-27053 (July 23, 1999); New Century Energies, Inc., Holding Co. Act Rel. No. 35-27000 (April 7, 1999).

guarantee or enter into expense or support agreements in respect of the obligations of any such Financing Subsidiaries and one or more Financing Subsidiaries may borrow from, make loans to or otherwise provide for the use of the proceeds of the financings by transfer of funds between Financing Subsidiaries and the Subsidiary for whose benefit the financing is undertaken. Financing Subsidiaries have been approved by the Commission in a number of instances./14/

          (c)  Commission Approved Entities

          Exelon, Ventures, Enterprises, Genco and, prior to the Restructurings, PECO each propose to acquire directly or indirectly the securities of one or more corporations, trusts, partnerships, limited liability companies or other entities ("Commission Approved Entities") for the purpose of engaging in any "functionally related" business for which Exelon has specific approval from the Commission. Commission Approved Entities would include:

          . any of the businesses or activities that Exelon is authorized to engage in under the terms of the Commission's order approving the Merger (the "Merger Order") (i.e., the existing non-utility businesses of Exelon (formerly Unicom) and PECO except for those businesses over which the Commission reserved jurisdiction until such time as such businesses are approved by the Commission), but not including Exempt Subsidiaries or Rule 58 Subsidiaries;

          . additional investments in entities in which Unicom and PECO have less than a 10% voting interest and are thus not Subsidiaries but which were approved for retention by the Commission in the Merger Order provided that such investment would not exceed 9.9%; and

          . businesses engaged in any of the activities described under Item 1.E. regarding services to be provided outside the United States but only to the extent such businesses do not qualify as Exempt Subsidiaries or Rule 58 Subsidiaries.

             To the extent that Exelon provides funds directly or indirectly for the purpose of making an investment in any Commission Approved Entity, the amount of such funds will count against Exelon's "aggregate investment" in Rule 58 Subsidiaries.

             In the Merger Order, the Commission approved the retention by Exelon of the businesses organized as Exelon Infrastructure Services ("EIS"). In the Merger U-1, Exelon demonstrated that it could retain those businesses by showing that approximately 75% of the aggregate revenues of the EIS companies were derived from the portion of the business of that is engaged in traditional infrastructure service functions including the construction of electric

________________________________

/14/ Each of ComEd and PECO have existing finance subsidiaries which were approved in the Merger Order. See also Central and South West Corp., Holding Co. Act Rel. No. 35-27168 (April 20, 2000); SCANA Corporation., Holding Co. Act Rel. No. 35-27135 (February 14, 2000); Ameren Corporation, Holding Co. Act Rel. No. 35-27053 (July 23, 1999); New Century Energies, Inc., Holding Co. Act Rel. No. 35-27000 (April 7, 1999); Conectiv, Inc., Holding Co. Act Rel. No. 35-26833 (February 26, 1998).

"transmission and distribution" facilities, substation construction, utility pipelines and other facilities/15/, meter reading and installation (including fiber-optic cable installation), which requires similar skills and equipment to the services related above and relates to activities that are exempt under
Section 34 of the Act. The remaining 25% of revenues are derived from related activities including inside telecommunications wiring where the customers are industrial and commercial concerns and a small amount of other activities./16/ Thus, EIS companies' revenues are predominantly derived from utility related activities and are otherwise comparable to similar infrastructure services company groups the Commission has permitted registered holding companies to retain./17/ In fact, in some respects EIS represents a more "utility" related mix than the Commission's other precedent in this area./18/

          To the extent not exempt under Rule 58, Exelon seeks authority to acquire additional infrastructure service companies so long as taking each acquisition into account the aggregate revenues from services of the EIS group consisting of traditional infrastructure service functions including the construction of electric "transmission and distribution" facilities, substation construction, utility pipelines and other facilities, meter reading and installation (including fiber-optic cable installation) is not less than 60% of EIS's total aggregate revenues. Thus, a particular company that is acquired need not itself meet the 60% - 40% test so long as, taking into account all acquisitions, the aggregate revenues of EIS are at least 60% from such traditional activities. Exelon's investment in EIS companies pursuant to the preceding paragraph will be considered as "Rule 58" investments and will count against Exelon's Rule 58 Subsidiary investment limitation. Exelon is proposing a "60%" test rather than the "75%" test of the Merger Order. As shown in footnote 18, a 60% test is consistent with Commission precedent.


________________________________

/15/ Work for utilities will include electric, gas, water, sewer and telecommunications utilities as customers.

/16/ EIS's activities (percent of revenues) for the year ended July 2000 were as follows: T&D electric, 6.2%, substation construction, 9.2%, underground gas utility, 27.5%, meter reading and installation, 4%, fiber optic cable installation, 27.6%. These categories total 74.5% of revenues. The "non-utility" businesses contribute the remaining 25.5% as follows: I&C (inside electrical), 15.9%, telecommunications installation, 6.2% and other 3.4%.

/17/ GPU, Inc. HCAR 35-27165 (April 14, 2000).

/18/ Id. The MYR Group, Inc. acquired by GPU in that case derived its revenues as follows: T&D Services (construction and maintenance of transmission and distribution power lines and substations) 54%; Telecommunications (construction of telecommunications towers, installation of fiber optic and copper cables and certain telephone or communication systems) 10% and C&I Services (electrical system wiring for commercial and industrial customers), 33%. The activities classified as "telecommunications" in MYR include more activities than EIS includes in its "fiber optic" category. Thus, a truly comparable percentage of the "utility related" activities of MYR, as that term was used by EIS in the Merger Order, would be something greater than 54% and less than 64%. Accordingly, Exelon believes its proposed 60% rule is consistent with the GPU precedent.

          D.   Sale Of Certain Goods And Services Outside The United States.

               Rule 58 Subsidiaries and Commission Approved Entities request authority to sell goods and services to customers not only within the United States as permitted by Rule 58 but also outside the United States./19/

               Approval is sought to engage in sales of the following goods and services outside the United States:

            . the brokering and marketing of electricity, natural gas and other energy commodities;/20/

            . utility infrastructure services, including the services provided by Eis , Inc such as installing and maintaining underground communications and energy networks, high voltage transmission and distribution lines, substations and towers for electric and telecommunications companies, construction and ongoing maintenance services to industrial and municipal owners of complex electric and communications infrastructures on a nationwide basis, management of large volumes of technical service and repair work for communications and energy utilities and new residential design and construction services, permitting a single point of contact for the design and construction of all utility infrastructures (including electric, gas, cable and telephone) and outdoor lighting;/21/

            . mechanical services, including the installation, operation and maintenance of heating, ventilating and air conditioning equipment, building automation and temperature controls, installation and maintenance of refrigeration systems, building infrastructure wiring supporting data and controls networks, environmental monitoring and control, ventilation system calibration and maintenance, piping and fire protection systems, and installation and maintenance of emergency power generation systems;/22/

________________________________


/19/ The Commission has heretofore authorized non-utility subsidiaries of a registered holding company to provide various services outside the United States. Cinergy Corp., Holding Co. Act Rel. No. 35-27124 (Jan. 11, 2000); National Fuel Gas Co., Holding Co. Act Rel. No. 35-27114 (Dec. 16, 1999); American Elect. Power Co., Holding Co. Act Rel. No. 35-27062 (Aug. 19, 1999); Southern Energy, Inc., Holding Co. Act Rel. No. 35-27020 (May 13, 1999); Interstate Energy Corp., Holding Co. Act Rel. No. 35-27069 (Aug. 26, 1999); Central and South West Corp., Holding Co. Act Rel. No. 35-26767 (Oct. 21, 1997).

/20/ See Cinergy Corp., Holding Co. Act Rel. No. 35-27124 (January 11, 2000); American Elect. Power Co., Holding Co. Act Rel. No. 35-27062 (Aug. 19, 1999); Southern Energy, Inc., Holding Co. Act Rel. No. 35-27020 (May 13, 1999).

/21/ GPU, Inc., Holding Co. Act Rel. No. 35-27165 (April 14, 2000); Interstate Energy Corp., Holding Co. Act Rel. No. 35-27069 (Aug. 26, 1999). As noted in the Merger U-1, EIS currently engages in such services outside the United States to a limited degree.

/22/ GPU, Inc., Holding Co. Act Rel. No. 35-27165 (April 14, 2000).

          . energy management services, including the marketing, sale, installation, operation and maintenance of various products and services related to energy management and demand-side management, including energy and efficiency audits; meter data management, facility design and process control and enhancements; construction, installation, testing, sales and maintenance of (and training client personnel to operate) energy conservation equipment; design, implementation, monitoring and evaluation of energy conservation programs; development and review of architectural, structural and engineering drawings for energy efficiencies, design and specification of energy consuming equipment; and general advice on programs; the design, construction, installation, testing, sales and maintenance of new and retrofit heating, ventilating, and air conditioning ("HVAC"), electrical and power systems, alarm and warning systems, motors, pumps, lighting, water, water-purification and plumbing systems, and related structures, in connection with energy-related needs; and the provision of services and products designed to prevent, control, or mitigate adverse effects of power disturbances on a customer's electrical systems;/23/

          . performance contracting services aimed at assisting customers in realizing energy and other resource efficiency goals in the areas of process control, fuel management, and asset management services in respect of energy-related systems, facilities and equipment located on or adjacent to the premises of a customer and used by that customer in connection with business activities. Such energy-related systems, facilities and equipment could include: (a) distribution systems and substations, (b) transmission, storage and peak-shaving facilities, (c) gas supply and/or electrical generation facilities (i.e., stand-by generators and self-generation facilities), (d) boilers and chillers, (e) alarm/warning systems, (f) HVAC, water and lighting systems, and (g) environmental compliance, energy supply and building automation systems and controls. These services may be provided to, among others, QFs and to independent power projects and district thermal energy systems and municipalities and cooperatives. Rule 58 Subsidiaries may directly or indirectly act as agent for these customers on energy management matters, including the operation and dispatch of generation facilities;

          . technical support services ("Technical Support Services") with respect to energy-related and gas-related matters for associate companies and nonassociate companies, as well as for individuals. Such Technical Support Services would include technology assessments, power factor correction and harmonics mitigation analysis, meter reading and repair, rate schedule design and analysis, environmental services, engineering services, billing services (including consolidation billing and bill disaggregation tools), risk management services, communications systems, information systems/data processing, system planning, strategic planning, finance, feasibility studies, and other similar services;
___________________________

/23/ Columbia Energy Group, Holding Co. Act Rel. No. 35-26868 (May 6, 1998); Cinergy Corp. HCAR 35-27124 (Jan. 11, 2000)

          . certain retail services, including the provision of centralized bill payment centers for payment of all utility and municipal bills and related services, and annual inspection, maintenance and replacement of energy-related equipment and appliances. These services also include providing service line repair and extended warranties with respect to all of the utility- or energy-related service lines internal and external to a customer's premises, and other similar or related services, including surge protection. In addition, these services include marketing services to associate and nonassociate businesses in the form of bill insert and automated meter-reading services;

          . monitoring and response goods and services, which include products used in connection with energy and gas-related activities that enhance safety, increase energy/process efficiency, or provide energy-related information, as well as repair services in connection with such problems as carbon monoxide leaks and faulty equipment wiring. These may also include the operation of call/dispatch centers on behalf of associate and nonassociate companies in connection with the proposed sale of goods and services or with activities that Ventures associate companies are otherwise authorized to engage in under the Act;

          . energy-peaking services via propane-air or liquefied natural gas ("LNG"), which involves the provision of back-up electricity or gas supply in periods of high or "peak" energy demand using a propane-air mixture or LNG as fuel sources for such back-up services;

          . project development and ownership activities, which involves the installation and ownership of gas-fired turbines for on-site generation and consumption of electricity;/24/

          . thermal services such as chilled water, steam, district heating and cooling and similar services;/25/ and

          . development and demonstration of new technologies for the generation, transmission or distribution of electricity including new nuclear technology.

               In addition, Exelon requests authority to provide through Subsidiaries other energy-related goods and services. These include incidental goods and services closely related to the consumption of energy and the maintenance of energy consuming property by customers. The need for these goods and services would arise as a result of, or evolve out of, the goods and services described above and do not differ materially from those goods and services. The

__________________________

/24/ Columbia Energy Group, Holding Co. Act Rel. No. 35-26868 (May 6, 1998).

/25/ In the Merger Order, the Commission reserved jurisdiction over the retention by Exelon of certain thermal businesses which operate in Canada (Northwind Thermal Technologies Canada, Inc., Unicom Thermal Technologies Inc., Edison Finance Partnership, and Edison Development Canada Inc.). Exelon requests that this filing be considered a request for the Commission to release jurisdiction over the retention of those businesses.

proposed incidental goods and services would not involve the manufacture of energy consuming equipment but could be related to, among other things, the maintenance, financing, sale or installation of such equipment.

               As noted in the footnotes to the items listed above in this part, the Commission has on a number of occasions approved activities which would qualify for Rule 58 but for the fact that they were conducted outside the United States. Exelon maintains that the Commission can approve all such activities even though they may be conducted outside the United States.

               When Rule 58 was proposed, it did not contain a limitation that Rule 58 activities be confined to the United States./26/ When the Rule was adopted, however, the Commission inserted the "in the United States" requirement in Rule 58(b)(1) and (2). The only discussion of this change is found in a footnote to the release adopting the Rule. That footnote indicates the change was included based on then existing precedent and the markets with which the Commission was then familiar./27/ As demonstrated by the precedent cited above, the Commission is now familiar with a number of matters where Rule 58 activities conducted outside the United States have been approved. Furthermore, since the adoption of Rule 58 the Commission has had extensive experience with FUCOs and investments in United States registered holding companies by non-U.S. entities. The Commission has recognized the globalization of the utility industry and the need for U.S. utilities to remain competitive. Exelon does not believe that any of the proposed activities involve any unusual risk merely because they may be conducted outside the United States. To the extent that non-U.S. operations involve additional or different risks than U.S. operations, Exelon will evaluate and seek to mitigate those risks in a manner similar to the manner it evaluates EWG and FUCO investments as described in Amendment No. 4 to the Form U-1 filed in File No. 70-9693 filed December 5, 2000. Finally, Exelon does not believe that there are any risks in the activities listed above that are significantly different from the risks related to other activities which the Commission has approved be conducted outside the U.S./28/ Thus, there would not appear to be any basis for concluding that the activities listed above, to the extent not already approved for non-U.S. conduct by prior orders, should be restricted only to the U.S. Accordingly, the Commission should approve all of the foregoing activities both inside and outside the United States.

     E.        Approval For Subsidiary Reorganizations.

               Unicom and PECO currently engage directly or through Subsidiaries in certain non-utility businesses identified in Exhibits I-1 and I-2 to the Merger U-1. Exelon (as successor

___________________________

/26/ See Holding Co. Act Release No. 35-26313 (June 20, 1995) (the "Proposing Release").

/27/ Holding Co. Act Release No. 35-26667 (Mar. 24 1997) (the "Adopting Release") at note 146.

/28/ Although many of the existing orders have involved activities permitted in Canada and Mexico, several other countries have also been involved. There is no limitation on world-wide location for EWGs or FUCOs under the Act. The Commission has relied on the risk identification and mitigation procedures of applicants to ensure that non-U.S. activities, where ever located in the world, would not result in the harms sought to be avoided by the statute. The Commission can rely on the same protections for Rule 58 activities. Accordingly, there appears to be no basis to restrict Rule 58 activities to only those countries which have been mentioned in the precedent.

to Unicom), Enterprises (as successor to Unicom Enterprises and the entity to which the PECO non-utility businesses will be transferred) and PECO request authority, to the extent needed,/29/ to sell or otherwise transfer (i) such businesses, (ii) the securities of current Subsidiaries engaged in some or all of these businesses or (iii) investments which do not involve a Subsidiary (i.e., less than 10% voting interest) to Ventures or a Subsidiary of Ventures, and, to the extent approval is required, Ventures or any such Subsidiary of Ventures requests authority to acquire the assets of such businesses, securities of formerly Subsidiaries of Unicom and PECO or other investment interests. Alternatively, transfers of such securities or assets may be effected by share exchanges, share distributions or dividends followed by contribution of such securities or assets to the receiving entity. The transactions proposed in this paragraph will not involve the sale or other disposition of any utility assets of the Utility Subsidiaries./30/

               In the future, following its direct or indirect acquisition of the securities of new Non-Utility Subsidiaries, Exelon may determine to transfer such securities or the assets of such Non-Utility Subsidiaries and/or Non-Utility Subsidiaries existing as of the date of the Merger, to other direct or indirect Non-Utility Subsidiaries or to liquidate or merge Non-Utility Subsidiaries. Such internal transactions would be undertaken in order to eliminate corporate complexities, to combine related business segments for staffing and management purposes, to eliminate administrative costs, to achieve tax savings, or for other ordinary and necessary business purposes. Exelon requests authority to engage in such transactions, to the extent that they are not exempt under the Act and rules thereunder, through the Authorization Period.

     F.        Other Matters.

               Ventures (or Enterprises, as appropriate) proposes to file a single consolidated quarterly report pursuant to Rule 24 of all investments in Subsidiaries, commencing with the quarterly report for the first full calendar quarter which ends at least 45 days following the date of the order herein. Concurrently with the filing of such report, a copy thereof will be furnished to each state utilities commission having jurisdiction over retail rates of ComEd and PECO./31/ It is proposed that such combined report also be in lieu of any separate notification on Form U-6B-2 that would otherwise be required with respect to exempt securities issuances. The Rule 24 report shall include:

___________________________

/29/ The sale of securities, assets or an interest in other business to an associate company may, in some cases, be exempt pursuant to Rule 43(b).

/30/ The generating utility assets of ComEd and PECO (or the securities of interim subsidiaries holding such assets and used to facilitate the Restructurings) will be transferred to Genco pursuant to the Restructurings. To the extent any Commission approval is required for such transactions, it is included in the Merger Order. Likewise, the transfer of the securities of ComEd and PECO to Exelon Energy Delivery Company was approved in the Merger Order.

/31/ Subsidiaries that are Rule 58 Subsidiaries will also continue to file quarterly reports on Form U-9C-3. In addition, Exelon will provide such information as may be required by Form U-5-S with respect to any EWGs or FUCOs in which it may acquire an interest.

          . A copy of the balance sheet and income statement for Ventures and its consolidated subsidiaries;

          . A narrative description of Development Activities and of any investments during the quarter just ended, organized by category (Exempt Subsidiaries, Rule 58 Subsidiaries, other Non-Exempt Subsidiaries).

          . Amounts and forms of guarantees of, and similar provisions and arrangements concerning, performing and undertaking of other obligations by Ventures or any direct or indirect Rule 58 Subsidiary or Non-Exempt Subsidiary on behalf of other direct or indirect Subsidiaries of Ventures.

          . A description of services obtained by Ventures, or any direct or indirect Subsidiary of Ventures, from ComEd, PECO and Genco specifying the type of service, the number of personnel from each associate company providing services during the quarter and the total dollar value of such services.

          . A chart, in the form of Exhibit I to the Merger U-1, showing, as of the end of such quarterly period, all associated companies of Exelon, in addition to Ventures, that are Exempt Subsidiaries (identifying each as an EWG, FUCO or ETC, as applicable), Rule 58 Subsidiaries, and other Non-Exempt Subsidiaries (identifying each as an Intermediate Subsidiary or Financing Subsidiary, as applicable); and Exelon's percentage equity ownership in each such entity.

          . A description of the type and amount and, if a debt instrument, the maturity and interest rate, of any securities (including guarantees) issued by Ventures and each Non-Exempt Subsidiary pursuant to Rule 52 or Rule 45(b), as applicable.

          . The notional amount, identity of counterparty, and principal terms of any Anticipatory Hedge transaction entered into by Ventures, or any direct or indirect Non-Exempt Subsidiary of Ventures.

Item 2. Fees, Commissions and Expenses

Estimated Legal Fees and Expenses                           $75,000
Estimated Miscellaneous Expenses                             25,000
                                                       ------------
        Total                                              $100,000
                                                       ------------

Item 3. Applicable Statutory Provisions

               Sections 6(a), 7, 9, 10, 11, 12, 32, 33 and 34 of the Act and
Rules 42, 43, 45, 46, 52, 53, 54 and 58 are considered applicable to the proposed transactions as described below:

               TRANSACTION                        APPLICABLE SECTION OR RULE

Acquisition of initial securities of         Sections 9(a) and 10.
Intermediate Subsidiaries, Financing
Subsidiaries and Commission Approved
Entities, and Development Activities
and Administrative Activities

Sale or other transfer by Exelon or          Section 12(c) or Section 12 (f) to
PECO of the securities and interests         the extent not exempt pursuant to
in businesses owned by Unicom, PECO          Rules 42 and 43, as applicable;
or their respective subsidiaries, and        Sections 9(a) and 10, to the
acquisition thereof by Ventures any          extent not exempt pursuant to
direct or indirect Subsidiary of Ventures;   Rule 58 or Section 32, 33 or 34.
reorganizations of Subsidiaries

Investment by Genco or its direct or         Sections 9(a) and 10.
indirect Subsidiaries in Energy Assets.

Guarantees by Ventures (or any Non-Exempt    Section 6(a), 7 and 12(b) and Rule
Subsidiary) of obligations of any other      45(a) thereunder, unless exempt
Non-Utility Subsidiary of Exelon;            pursuant to Rules 45(b) and/or 52.

Payment Of Dividends Out Of Capital And      Section 12(c) and Rule 46(a)
Unearned Surplus.

Sale Of Certain Goods And Services           Sections 9(c)(3); 11(b)(1); 32; 33;
Outside The United States                    34 and Rules 53, 54 and 58



               To the extent that the proposed transactions are considered by the Commission to required authorization, exemption or approval under any section of the Act or the rules and regulations other than those set forth above, request for such authorization, exemption or approval is hereby made.

Item 4. Regulatory Approvals

               No state or federal regulatory agency other than the Commission under the Act has jurisdiction over the proposed transactions.

Item 5. Procedure

               The Applicants hereby request that there be no hearing on this Application-Declaration and that the Commission issue its order as soon as practicable after the filing hereof. The Commission is requested to issue and publish the requisite notice under Rule 23 with respect to this Application-Declaration by January 31, 2001; such notice specifying February 26, 2001 as the date by which comments may be entered and the date on which an order of the Commission granting and permitting the Application/Declaration to become effective may be entered by the Commission. The Applicants hereby (i) waive a recommended decision by a hearing officer, (ii) waive a recommended decision by any other responsible officer or the Commission, (iii) consent that the Division of Investment Management may assist in the preparation of the Commission's decision and (iv) waive a 30-day waiting period between the issuance of the Commission's order and the date on which it is to become effective.

Item 6. Exhibits and Financial Statements

        A.     Exhibits

        ----------------------------------------------------------------------------------------------------------------------------
           Exhibit No.                          Description of Document                               Method of Filing
        ----------------------------------------------------------------------------------------------------------------------------
           A-1                            Restated Articles of Incorporation of                Incorporated by reference
                                          Exelon                                               to S-4 Registration
                                                                                               Statement, Exhibit C-1
        ----------------------------------------------------------------------------------------------------------------------------
           A-2                            Restated Articles of Incorporation of                Incorporated by reference;
                                          ComEd effective February 20, 1985,                   File No. 1-1839, Unicom
                                          including Statements of Resolution                   Form 10-K for the year
                                          Establishing Series, relating to the                 ended December 31, 1994,
                                          establishment of three new series of                 Exhibit (3)-2.
                                          ComEd preference stock known as the
                                          "$9.00 Cumulative Preference Stock,"
                                          the "$6.875 Cumulative Preference
                                          Stock" and the "$2.425 Cumulative
                                          Preference Stock."
        ----------------------------------------------------------------------------------------------------------------------------
           A-3                            Restated Articles of Incorporation                   Incorporated by reference;
                                          of PECO                                              File No. 1-1401, PECO 1993
                                                                                               Form 10-K, Exhibit 3-1
        ----------------------------------------------------------------------------------------------------------------------------
           B-1                            Amended and Restated Agreement and                   Incorporated by reference;
                                          Plan of Exchange and Merger (Merger                 Annex 1 to Exhibit C-1
                                          Agreement)
        ----------------------------------------------------------------------------------------------------------------------------
           C-1                            Registration Statement of Exelon on                  Incorporated by reference;
                                          Form S-4                                             Registration Statement No.
                                                                                               333-37082.
        ----------------------------------------------------------------------------------------------------------------------------
           C-2                            Joint Proxy Statement and Prospectus                 Incorporated by reference;
                                          of Unicom and PECO                                   included in Exhibit C-1
        ----------------------------------------------------------------------------------------------------------------------------

        ---------------------------------------------------------------------------------------------------------------------------
             Exhibit No.                         Description of Document                                Method of Filing
        ---------------------------------------------------------------------------------------------------------------------------
             E-1                         Maps of service area and transmission                   Filed in paper under Form
                                         system of ComEd                                         SE with Merger U-1
        ---------------------------------------------------------------------------------------------------------------------------
             E-2                         Maps electric and gas service areas and                 Filed in paper under Form
                                         transmission system of PECO                             SE with Merger U-1
        ---------------------------------------------------------------------------------------------------------------------------
             E-3                         Unicom corporate chart                                  Filed in paper under Form
                                                                                                 SE with Merger U-1
        ---------------------------------------------------------------------------------------------------------------------------
             E-4                         PECO corporate chart                                    Filed in paper under Form
                                                                                                 SE with Merger U-1
        ---------------------------------------------------------------------------------------------------------------------------
             E-5                         Exelon corporate chart                                  Filed in paper under Form
                                                                                                 SE with Merger U-1
        ---------------------------------------------------------------------------------------------------------------------------
             F-1                         Preliminary opinion of counsel to Exelon                Filed by amendment
        ---------------------------------------------------------------------------------------------------------------------------
             F-2                         Past-tense opinion of counsel to Exelon                 Filed by amendment
        ---------------------------------------------------------------------------------------------------------------------------
             G                           Intentionally left available
        ---------------------------------------------------------------------------------------------------------------------------
             H-1                         Annual Report of Unicom on Form 10-K                    Incorporated by reference,
                                         for the year ended December 31, 1999                    File No. 1-11375
        ---------------------------------------------------------------------------------------------------------------------------
             H-2                         Annual Report of PECO on Form 10-K for                  Incorporated by reference,
                                         the year ended December 31, 1999                        File No. 1-1401
        ---------------------------------------------------------------------------------------------------------------------------
             H-3                         Quarterly Reports of Unicom on Form                     Incorporated by reference,
                                         10-Q for the quarters ended March 31,                   File No. 1-11375
                                         2000 and June 30, 2000
        ---------------------------------------------------------------------------------------------------------------------------
             H-4                         Quarterly Reports of PECO on Form 10-Q                  Incorporated by reference,
                                         for the quarters ended March 31, 2000,                  File No. 1-1401
                                         June 30, 2000 and September 30, 2000
        ---------------------------------------------------------------------------------------------------------------------------
             H-5                         Quarterly Report of Exelon on Form 10-Q                 Incorporated by reference,
                                         for the quarter ended September 30, 2000                File No. 1-16169
        ---------------------------------------------------------------------------------------------------------------------------
             I-1                         List and Description of Subsidiaries                    Incorporated by reference
                                         and Investments Of Unicom Corporation                   to Exhibit I-1 to Merger U-1
                                         (Other than "Public-Utility" Companies)
        ---------------------------------------------------------------------------------------------------------------------------
             I-2                         List and Description of Subsidiaries                    Incorporated by reference
                                         and Investments Of PECO Energy (Other                   to Exhibit I-2 to Merger U-1
                                         than "Public-Utility" Companies)
        ---------------------------------------------------------------------------------------------------------------------------
             J-l                         Intentionally left available
        ---------------------------------------------------------------------------------------------------------------------------
             K-1                         Intentionally left available
        ---------------------------------------------------------------------------------------------------------------------------
             L-1                         Form of Notice of filing                                Filed herewith
        ---------------------------------------------------------------------------------------------------------------------------

        ---------------------------------------------------------------------------------------------------------------------------

        B.     Financial Statements

        ----------------------------------------------------------------------------------------------------------------------------
           Statement                                 Description                                         Method of Filing
             No.
        ----------------------------------------------------------------------------------------------------------------------------
          FS-1                          Historical consolidated financial                           Incorporated by reference
                                        statements of Unicom                                        to Annual Reports on Form
                                                                                                    10-K for the years ended
                                                                                                    1999,1998 and 1997
        ----------------------------------------------------------------------------------------------------------------------------
          FS-2                          Historical consolidated financial                           Incorporated by reference
                                        statements of PECO                                          to Annual Reports on Form
                                                                                                    10-K for the years ended
                                                                                                    1999,1998 and 1997
        ----------------------------------------------------------------------------------------------------------------------------
          FS-3                          Unaudited Pro Forma Financial                               Incorporated by reference;
                                        Statements of Exelon, giving effect to                      S-4 Registration Statement,
                                        the Merger                                                  Exhibit C-1
        ----------------------------------------------------------------------------------------------------------------------------
          FS-4                          Interim financial statements of Exelon                      Incorporated by reference
                                                                                                    to Form 10-Q for the
                                                                                                    quarter ended September 30,
                                                                                                    2000
        ----------------------------------------------------------------------------------------------------------------------------

Item 7. Information as to Environmental Effects

               The proposed transaction involves neither a "major federal action" nor "significantly affects the quality of the human environment" as those terms are used in Section 102(2)(C) of the National Environmental Policy Act, 42 U.S.C. Sec. 4321 et seq. No federal agency is preparing an environmental impact statement with respect to this matter.

                                   SIGNATURE

               Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the Applicants have duly caused this Application/ Declaration to be signed on their behalf by the undersigned thereunto duly authorized.

Date: January 4, 2001

--------------------------------------------------------------------------------
                                    Exelon Corporation

                                    By /s/ Randall E. Mehrberg
                                      ------------------------

                                    Senior Vice President and General
                                    Counsel

--------------------------------------------------------------------------------
                                    Exelon Business Services Company
                                    Exelon Ventures Company
                                    Exelon Enterprises Company, LLC
                                    Exelon Generation Company, LLC

                                    By Exelon Corporation

                                    By /s/ Randall E. Mehrberg
                                      ------------------------

                                    Senior Vice President and General
                                    Counsel

--------------------------------------------------------------------------------